Exhibit 99.1

3SBio Inc. Announces Unaudited Fourth Quarter and Full Year 2012 Results

2012 Q4 net revenues grew 17.2% to RMB164.0 million (US$26.3 million))

2012 Q4 operating income decreased by 55.9% to RMB11.5 million (US$1.8 million)

2012 Q4 net income attributable to 3SBio decreased by 23.3% to RMB17.1 million (US$2.7 million)

SHENYANG, CHINA – March 18, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Full Year 2012 Financial Highlights:

  Total net revenues in 2012 increased by 23.7% to RMB669.9 million (US$107.5 million), compared to RMB541.6 million (US$86.1 million) in 2011.

  Operating income in 2012 increased by 5.9% to RMB128.8 million (US$20.7 million), compared to RMB121.6 million (US$19.3 million) in 2011.

  Net income attributable to 3SBio Inc. decreased by 5.7% to RMB102.4 million (US$16.4 million), compared to RMB108.6 million (US$17.3 million) in 2011.

  Net income attributable to 3SBio Inc. per American Depositary Share (“ADS”) on a fully-diluted basis was RMB4.51 (US$0.72) compared to RMB4.84 (US$0.77) in 2011.

Fourth Quarter 2012 Financial Highlights:

  Total net revenues in the fourth quarter of 2012 increased by 17.2% to RMB164.0 million (US$26.3 million), compared to RMB139.9 million (US$22.2 million) in the fourth quarter of 2011.

  Operating income in the fourth quarter of 2012 decreased by 55.9% to RMB11.5 million (US$1.8 million), compared to operating income of RMB26.1 million (US$4.1 million) in the fourth quarter of 2011.

  Net income attributable to 3SBio Inc. in the fourth quarter of 2012 decreased by 23.3% to RMB17.1 million (US$2.7 million), compared to net income attributable to 3SBio Inc. of RMB22.3 million (US$3.6 million) in the fourth quarter of 2011.

  Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis in the fourth quarter of 2012 was RMB0.75 (US$0.12) compared to a net income attributable to 3SBio Inc. per ADS on a fully-diluted basis of RMB0.99 (US$0.16) for the fourth quarter of 2011.

Full Year 2012 Business Highlights

Operations

  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenues in 2012 rising by 17.3% to RMB372.9 million (US$59.9 million), compared to RMB317.9 million (US$50.5 million) in 2011. According to the latest data from IMS Health China, EPIAO's market share in terms of value reached 41.7% in the fourth quarter of 2012.

  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 27.6% to RMB210.4 million (US$33.8 million) in 2012, compared to RMB164.8 million (US$26.2 million) in 2011.

  Net revenues for Iron Sucrose Supplement increased by 37.8% to RMB34.3 million (US$5.5 million), 5.1% of net revenues in 2012, compared to RMB24.9 million (US$4.0 million), or 4.6% of net revenues in 2011.

Exhibit 99.1

  Net export revenues increased by 67.6% to RMB40.0 million (US$6.4 million), accounting for 6.0% of total net revenue in 2012, compared to RMB23.9 million (US$3.8 million), or 4.4% of net revenues in 2011. The increase was partly attributable to increased sales to Brazil.

Full Year Ended December 31, 2012 Unaudited Financial Results

Net revenues. Net revenues for 2012 increased by 23.7% to RMB669.9 million (US$107.5 million), from RMB541.6 million (US$86.1 million) in 2011. The increase was largely due to continued strong sales of EPIAO and TPIAO, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO in 2012 increased by 17.3% to RMB372.9 million (US$59.9 million) from RMB317.9 million (US$50.5 million) in 2011. Net revenues from TPIAO in 2012 increased by 27.6% to RMB210.4 million (US$33.8 million) from RMB164.8 million (US$26.2 million) in 2011. In addition, net revenues from our export business increased to RMB40.0 million (US$6.4 million), compared to RMB23.9 million (US$3.8 million) in 2011, while net revenues from Iron Sucrose Supplement were RMB34.3 million (US$5.5 million), representing an increase of 37.8% from RMB24.9 million (US$4.0 million) in 2011.

Gross profit. Gross profit for 2012 increased by 24.0% to RMB599.4 million (US$96.2 million) compared to RMB483.5 million (US$76.8 million) in 2011. Gross margin remained relatively stable for 2012, increasing 0.2% point to 89.5%, compared to 89.3% in 2011.

Operating expenses. Operating expenses were RMB470.6 million (US$75.5 million) for 2012, an increase of 30.0% from RMB361.9 million (US$57.5 million) in 2011.

  Research and development (“R&D”) costs. R&D costs for 2012 were RMB71.2 million (US$11.4 million), or 10.6% of net revenues, compared to RMB41.8 million (US$6.6 million), or 7.7% of net revenues in 2011. The increase in R&D costs as a percentage of net revenues was mainly attributable to NuPIAO, a second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for 2012 were relatively stable at RMB318.2 million (US$51.1 million), or 47.5% of net revenues, compared to RMB254.8 million (US$40.5 million), or 47.0% of net revenues in 2011.
  General and administrative expenses. General and administrative expenses for 2012 were RMB82.1 million (US$13.2 million), or 12.3% of net revenues, compared to RMB66.9 million (US$10.6 million), or 12.4% of net revenues in 2011.

Operating income. Operating income for 2012 increased by 5.9% to RMB128.8 million (US$20.7 million), compared to RMB121.6 million (US$19.3 million) in 2011. Operating margin for 2012 was 19.2%, compared to 22.5% in 2011. The decreased operating margin is primarily due to higher R&D expenses.

Interest income. The Company recorded interest income of RMB25.7 million (US$4.1 million) in 2012, compared to RMB18.5 million (US$2.9 million) in 2011. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. Net income attributable to 3SBio Inc. for 2012 decreased by 5.7% to RMB102.4 million (US$16.4 million) compared to RMB108.6 million (US$17.3 million) in 2011. Net margin attributable to 3SBio Inc. for 2012 was 15.3% as compared to 20.1% in 2011. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for 2012 decreased to RMB4.51 (US$0.72) from RMB4.84 (US$0.77) in 2011.

Cash and cash equivalents, restricted cash and time deposits. 3SBio had positive operating cash flow of RMB185.7 million (US$29.8 million) for the year ended December 31, 2012 and as of December 31, 2012, cash and cash equivalents, restricted cash and time deposits of RMB892.5 million (US$143.3 million).

Three Months Ended December 31, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 17.2% to RMB164.0 million (US$26.3 million) for the fourth quarter of 2012 from RMB139.9 million (US$22.2 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 6.9% and 30.8%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 31.0% of total net revenues. Export sales increased by 40.6% to RMB13.8 million (US$2.2 million), compared to RMB9.8 million (US$1.6 million) in the fourth quarter of 2011, largely due to increased sales to Brazil. Revenues from Iron Sucrose Supplement rose by 26.3% to RMB8.5 million (US$1.4 million), compared to RMB6.7 million (US$1.1 million) in the fourth quarter of 2011.

Exhibit 99.1

Gross profit. As a result of continued sales growth from key products, gross profit for the fourth quarter of 2012 increased by 16.9% to RMB146.1 million (US$23.5 million) from RMB125.0 million (US$19.9 million) for the same period in 2011. Gross margins decreased 0.3% point to 89.1% for the fourth quarter of 2012 from 89.4% for the same period in 2011.

Operating expenses. Operating expenses were RMB134.6 million (US$21.6 million) for the fourth quarter of 2012, an increase of 36.1% from RMB98.9 million (US$15.7 million) for the same period in 2011

  Research and development (“R&D”) costs. R&D costs for the fourth quarter of 2012 were RMB16.8 million (US$2.7 million), or 10.2% of net revenues, compared to RMB12.7 million (US$2.0 million), or 9.1% of net revenues, for the same period in 2011. The increase in R&D expenses is primarily attributable to NuPIAO, a second generation version of EPIAO.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the fourth quarter of 2012 were RMB91.0 million (US$14.6 million), or 55.5% of net revenues, compared to RMB65.9 million (US$10.5 million), or 47.1% of net revenues, for the same period in 2011.
  General and administrative expenses. General and administrative expenses for the fourth quarter of 2012 were RMB27.1 million (US$4.3 million), or 16.5% of net revenues, compared to RMB20.4 million (US$3.2 million), or 14.6% of net revenues for the same period in 2011.

Operating income. Operating income for the fourth quarter of 2012 decreased by 55.9% to RMB11.5 million (US$1.8 million), compared to operating income of RMB26.1 million (US$4.1 million) for the same period in 2011. Operating margin for the fourth quarter of 2012 was 7.0% as compared to 18.7% for the same period in 2011. The decrease in operating margin was primarily due to increased sales and marketing expenses and higher general and administrative expenses.

Interest income. The Company recorded interest income of RMB7.3 million (US$1.2 million) for the fourth quarter of 2012, compared to RMB4.7 million (US$0.8 million) for the same period in 2011. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. Net income attributable to 3SBio Inc. for the fourth quarter of 2012 decreased by 23.4% to RMB17.1 million (US$2.7 million) compared to net income attributable to 3SBio Inc. of RMB22.3 million (US$3.6 million) for the same period in 2011. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the fourth quarter of 2012 decreased by 24.2% to RMB0.75 (US$0.12), compared to RMB0.99 (US$0.16) for the same period in 2011. Net margin attributable to 3SBio Inc. for the fourth quarter of 2012 was 10.4% as compared to 15.9% for the same period in 2011.

Non-GAAP net income attributable to 3SBio Inc. for 2012 was RMB119.5 million (US$19.2 million), a 10.1% increase over non-GAAP net income for 2011 of RMB108.6 million (US$17.3 million). Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for 2012 increased to RMB5.26 (US$0.84) compared to non-GAAP net income attributable to 3SBio Inc. for 2011 of RMB4.84 (US$0.77) . Non-GAAP net margin for 2012 was 17.8%, a 2.3% point decrease over 2011 net margin of 20.1% .

The difference between GAAP and non-GAAP net income is due to writedowns of RMB 11.3 million (US$1.8 million) in the second quarter and RMB 9.1 million (US$1.45 million) in the third quarter in available-for-sale securities, following declines deemed to be other than temporary in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA). The carrying value of the investment in Isotechnika as of December 31, 2012 was RMB10.6 million (US$1.7 million).

Conference Call

3SBio’s senior management will host a conference call on Tuesday, March 19, 2013 8:00pm China Standard Time (8:00am US Eastern or 5:00am US Pacific) to discuss its unaudited fourth quarter and full year 2012 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Exhibit 99.1

Conference ID: 15890708

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 15890708
A telephone replay will be available two hours after the call until March 27, 2013 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast
A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/bcshv7v5.

A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company's financial information presented in accordance with generally accepted accounting principles ("GAAP"), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, representing net income excluding impairment loss on available-for-sale securities. These non-GAAP measurements may not otherwise be apparent on a GAAP basis and may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly impairment losses on available-for-sale securities that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance and liquidity. The management believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's net income as determined in accordance with GAAP. These measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended December 31, 2011 and December 31, 2012 and for the year ended December 31, 2011 and December 31, 2012.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2012. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2301 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.2939 was used for comparative purposes as of December 31, 2011, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Exhibit 99.1

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the fourth quarter and fiscal year 2012 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the fourth quarter and fiscal year 2012.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding business growth and prospects, product pricing trends, operation objectives, market size or patient number or illness prevalence estimates, product development, pipeline progress, regulatory approval, certification and review progress, impact of the government policies and regulations, partnerships or collaborations and the progress thereof, capital expense estimate, future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause actual results to differ from what the Company currently anticipates may include: regulatory actions such as adverse drug pricing adjustments, competition from other domestic and foreign pharmaceutical companies; risks and uncertainties related to cooperation, joint venture, and partnerships; changes in China's healthcare insurance system; Chinese government policies and regulations; the segment market growth for our products; market acceptance of our products; hospital or patient demand for our products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; our ability to enhance production, sales and distribution network and other aspects of operation; our ability to effectively protect intellectual property; changes in the healthcare industry in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2011.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

ir@3SBio.com
Investor Contacts
Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991

3SBio Inc.
Consolidated balance sheets
(expressed in thousands)
	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	US$
Assets	(audited)	(unaudited)	(unaudited)

Current assets

Cash and cash equivalents	245,813	450,557	72,319
Restricted cash	665	668	107
Time deposits with financial institutions	499,201	411,294	66,017
Accounts receivable, less allowance for doubtful accounts: December 31, 2011 – RMB2,542; December 31, 2012 – RMB2,208(US$354)	113,949	115,563	18,549
Notes receivable	47,243	59,017	9,473
Inventories	27,604	35,430	5,687
Prepaid expenses and other receivables	26,672	35,643	5,721
Available-for-sale securities	22,830	10,576	1,698
Amounts due from related parties	6,000	1,263	203
Deferred tax assets	2,750	3,276	526

Total current assets	992,727	1,123,287	180,300

Time deposits with financial institutions	20,000	30,000	4,815
Available-for-sale securities	10,848	11,232	1,803
Investment in non-consolidated affiliates	2,245	8,294	1,331
Property, plant and equipment, net	198,053	224,245	35,994
Prepaid land use rights	17,448	16,898	2,712
Prepayment and noncurrent deposits	16,801	7,469	1,199
Intangible assets, net	49,615	45,914	7,370
Long term receivables, less allowance for doubtful accounts: December 31, 2011 – RMB 818; December 31, 2012 – RMB818 (US$131)	3,111	2,355	378
Deferred tax assets	262	335	54

Total assets	1,311,110	1,470,029	235,956

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	6,218	3,765	604
Deferred income	374	1,981	318
Accrued expenses and other payables	48,389	69,331	11,128
Income tax payable	8,894	3,725	598

Total current liabilities	63,875	78,802	12,648

Deferred income	2,029	12,604	2,023

Total liabilities	65,904	91,406	14,671

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 154,473,159 and 155,635,016 issued and outstanding as of	124	125	20
December 31, 2011 and December 31, 2012, respectively
Additional paid-in capital	973,218	997,088	160,044
Accumulated other comprehensive loss	(126,290)	(119,319)	(19,152)
Retained earnings	387,317	489,671	78,598

Total shareholders’ equity attributable to 3SBio Inc.	1,234,369	1,376,565	219,510
Non-controlling interest	10,837	11,058	1,775
Total shareholders’ equity	1,245,206	1,378,623	221,285

Total liabilities and shareholders’ equity	1,311,110	1,470,029	235,956

3SBio Inc.
Consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	December 31, 2011		December 31, 2012

	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	82,347	13,084	88,065	14,135
TPIAO	38,806	6,166	50,772	8,149
Intefen	1,354	215	1,095	176
Inleusin	855	136	1,101	177
Iron sucrose	6,691	1,063	8,454	1,357
Export	9,805	1,558	13,784	2,212
Others	24	4	679	109
Total net revenues	139,882	22,226	163,950	26,315
Cost of revenues	(14,885)	(2,365)	(17,836)	(2,863)

Gross profit	124,997	19,861	146,114	23,452

Operating expenses
Research and development costs	(12,741)	(2,024)	(16,787)	(2,694)
Sales, marketing and distribution expenses	(65,876)	(10,467)	(90,969)	(14,602)
General and administrative expenses	(20,389)	(3,239)	(27,059)	(4,343)
Grant income	94	15	199	32

Operating income	26,085	4,146	11,498	1,845

Interest income	4,748	754	7,276	1,168
Share of loss in non-consolidated affiliates	(809)	(129)	(45)	(7)
Other (loss)/income, net	(1,628)	(259)	3,508	563
Total other income, net	2,311	366	10,739	1,724

Income before income tax expense	28,396	4,512	22,237	3,569
Income tax expense	(6,517)	(1,035)	(5,177)	(831)
Net income	21,879	3,477	17,060	2,738
Less: net income attributable to non-controlling interest	463	74	47	8
Net income attributable to 3SBio Inc.	22,342	3,551	17,107	2,746

Net income attributable to 3SBio Inc. per share:
Basic	0.15	0.02	0.11	0.02
Diluted	0.14	0.02	0.11	0.02
Basic weighted average number of shares outstanding	154,070,555	154,070,555	155,194,488	155,194,488
Diluted weighted average number of shares outstanding	157,321,335	157,321,335	160,614,812	160,614,812

Net income attributable to 3SBio Inc. per ADS:
Basic	1.02	0.16	0.77	0.12
Diluted	0.99	0.16	0.75	0.12
Basic weighted average number of ADSs outstanding	22,010,079	22,010,079	22,170,641	22,170,641
Diluted weighted average number of ADSs outstanding	22,474,476	22,474,476	22,944,973	22,944,973

3SBio Inc.
Consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Year Ended		For the Year Ended
	December 31, 2011		December 31, 2012

	RMB	US$	RMB	US$
	(audited)	(audited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	317,889	50,507	372,912	59,857
TPIAO	164,839	26,190	210,391	33,770
Intefen	5,229	831	4,649	746
Inleusin	2,788	443	2,963	476
Iron sucrose	24,859	3,950	34,268	5,500
Export	23,890	3,796	40,040	6,427
Others	2,120	337	4,725	758
Total net revenues	541,614	86,054	669,948	107,534
Cost of revenues	(58,073)	(9,227)	(70,504)	(11,317)

Gross profit	483,541	76,827	599,444	96,217

Operating expenses
Research and development costs	(41,805)	(6,642)	(71,228)	(11,433)
Sales, marketing and distribution expenses	(254,767)	(40,478)	(318,223)	(51,078)
General and administrative expenses	(66,908)	(10,631)	(82,070)	(13,173)
Grant income	1,585	252	898	144

Operating income	121,646	19,328	128,821	20,677

Interest income	18,499	2,939	25,708	4,126
Impairment loss on available-for-sale securities	-	-	(20,427)	(3,279)
Share of loss in non-consolidated affiliates	(1,590)	(253)	(655)	(105)
Other loss, net	(2,185)	(347)	(994)	(160)
Total other income, net	14,724	2,339	3,632	582

Income before income tax expense	136,370	21,667	132,453	21,259
Income tax expense	(28,210)	(4,482)	(29,878)	(4,796)
Net income	108,160	17,185	102,575	16,463
Less: net income attributable to non-controlling interest	413	66	(221)	(35)
Net income attributable to 3SBio Inc.	108,573	17,251	102,354	16,428

Net income attributable to 3SBio Inc. per share:
Basic	0.71	0.11	0.66	0.11
Diluted	0.69	0.11	0.64	0.10
Basic weighted average number of shares outstanding	153,310,128	153,310,128	154,726,537	154,726,537
Diluted weighted average number of shares outstanding	157,148,685	157,148,685	158,971,682	158,971,682

Net income attributable to 3SBio Inc. per ADS:
Basic	4.96	0.79	4.63	0.74
Diluted	4.84	0.77	4.51	0.72
Basic weighted average number of ADSs outstanding	21,901,447	21,901,447	22,103,791	22,103,791
Diluted weighted average number of ADSs outstanding	22,449,812	22,449,812	22,710,240	22,710,240

Reconciliations of GAAP net income attributable to 3SBio Inc. to non-GAAP net income attributable to 3SBio Inc. for the three months ended December 31, 2011 and 2012

(in RMB thousands, unaudited)

	Three months ended					Three months ended
	December 31, 2011					December 31, 2012

	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP

	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income attributable to 3SBio Inc.	22,342	3,551	-	22,342	3,551	17,107	2,746	-	17,107	2,746

Reconciliations of GAAP net income attributable to 3SBio Inc. to non-GAAP net income attributable to 3SBio Inc. for the years ended of 2011 and 2012 (in RMB thousands, unaudited)

	For the year ended					For the year ended
	December 31, 2011					December 31, 2012

	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP

	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income attributable to 3SBio Inc.	108,573	17,251	-	108,573	17,251	102,354	16,428	20,427	122,781	19,707

The adjustment for the year ended December 31, 2012 is for the exclusion of the impairment loss of

RMB20,427,000 (US$3,279,000) on available-for-sale securities.